File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

Date	27 April 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	19 [redacted]

06012853

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"Interim Report 1 January – 31 March 2006"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson

Charlotte Lundgren
/ Charlotte Lundgren

PROCESSED
APR 27 2006
THOMSON FINANCIAL

Encl.

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel 08 788 51 00, Fax 08 660 74 30
www.sca.com
Org.nr. 556012-6293

SCA

Interim Report 1 January–31 March 2006

First quarter of 2006 compared with the fourth quarter of 2005

- Net sales amounted to SEK 25,400m (25,141).
- Net profit for the period amounted to SEK 1,169m (1,197).
- Earnings per share amounted to SEK 4.96 (5.06).
- Profit before tax amounted to SEK 1,569m (1,574).
- Debt/equity ratio improved to 0.65 (0.70).

2006 compared with 2005

- Net sales amounted to SEK 25,400m (22,518).
- Net profit for the period amounted to SEK 1,169m (662).
- Earnings per share amounted to SEK 4.96 (2.82).
- Profit before tax amounted to SEK 1,569m (894). Adjusted for items affecting comparability, profit before tax amounted to SEK 1,319m in the previous year.

EARNINGS TREND[1]

SEKm	2006:1	2005:1	2005:4
Net sales	25,400	22,518	25,141
Operating expenses	-21,879	-19,737	-21,552
Operating surplus	**3,521**	2,781	3,589
Depreciation and write-downs	-1,571	-1,550	-1,622
Share of profits of associated companies	5	6	8
Operating profit	**1,955**	1,237	1,975
Financial items	-386	-343	-401
Profit before tax	**1,569**	894	1,574
Tax	-400	-232	-377
Net profit for the period	**1,169**	662	1,197
Earnings per share, SEK	4.96	2.82	5.06
Of which, operating profit per business area			
Personal Care	699	529	719
Tissue	300	379	379
Packaging	438	458	418
Forest Products	577	401	553
- Publication papers	*205*	*121*	*222*
- Pulp, timber and solid-wood products	*372*	*280*	*331*
Other	-59	-530	-94
	1,955	1,237	1,975

[1] First quarter of 2005 includes items affecting comparability, operating expenses SEK -394m, write-downs SEK -31m and tax effects SEK 111m.

CEO'S MESSAGE

The volume trend was generally favourable for the majority of the Group's operations. The positive effects of this could not compensate, however, for the continued strong rise in energy costs, which increased by SEK 170m in the first quarter, which meant that earnings were at the same level as in the previous quarter. Despite the considerably higher energy and raw material costs, the Group's earnings were significantly better then last year.

Net sales increased by 13% compared with the first quarter of 2005 and amounted to SEK 25,400m (22,518). Volume growth was 8% while the price effect was zero. Exchange rate fluctuations accounted for 5% of the increase in net sales. Net sales amounted to SEK 25,400m (25,141) an increase of 1% compared with the previous quarter. The positive price effect between the quarters was 1% while volume growth was 1%. Exchange rate fluctuations had a negative impact of 1%.

Profit before tax, excluding items affecting comparability, improved by 19% to SEK 1,569m (1,319) compared with the first quarter of the previous year. Of the improved earnings, 38 percentage points were due to increased volumes, 10 percentage points to positive exchange rate fluctuations, and 10 percentage points to the effects of the cost-savings programmes, etc. This in turn was offset by higher energy and raw material costs of 39 percentage points. Profit before tax in the first quarter amounted to SEK 1,569m compared with SEK 1,574m in the fourth quarter of 2005. Exchange rate fluctuations had a 1% negative impact on earnings.

Sales for Personal Care increased by 20% compared with the first quarter of the previous year and by 4% compared with the strong fourth quarter. Our sales of incontinence products to the European healthcare sector reached record levels during the first quarter. It is also gratifying that SCA continued to grow within the retail sector in Europe, where the first quarter showed very good growth. The American operations also performed well.

Compared with the previous quarter, our tissue operations were negatively affected by higher costs for energy and raw materials as well as by seasonally low volumes in the North American operations. Counterbalancing this there are positive price effects compared with the fourth quarter totalling approximately SEK 70m, where price increases in Europe account for the clearly dominant portion. SCA was able to continue to raise prices in major markets such as the UK, France, Germany and Spain. Competition within the retail trade shows no signs of abating, however, and despite relatively good growth our demands for price increases are therefore slow to have effect. The tissue market is suffering from some overcapacity which is keeping prices at an unsatisfactory level, still lower than in the first quarter of 2005. Our assessment is that a growing number of players are recognizing the need to raise prices in response to cost increases. In the US, the tissue market is well balanced. Compared with the same period last year, SCA's North American tissue operations had a positive sales and earnings trend.

The increasing demand for corrugated board during the previous quarter continued in the first quarter. Several major markets show a growth rate of more than 5%. Our European packaging operations had a good start to the year in terms of volume. An earnings recovery will depend on a price increase for corrugated board. The prospects of this are improving due to current strong demand for containerboard with resultant positive price movements.

Our publication paper business continued to maintain high production efficiency and the sawmill operations had a strong first quarter with an improved price situation. The favourable trend in the advertising market supports good demand for publication papers.

The key measures in our most recent efficiency enhancement programme are under implementation and proceeding according to plan. The cost-saving effects will be realized in stages during the rest of the year. In order to obtain compensation for energy and raw material cost increases and achieve improved margins, we are making intensive efforts to implement price increases within all our business areas. Successful product launches and the organization's customer focus are building a sound foundation for further positive development.

Jan Åström
President and CEO

GROUP

CASH FLOW

Net cash flow amounted to SEK -292m compared with SEK -686m in the first quarter of the previous year. Higher tied-up working capital was compensated by an improved operating cash surplus. Slightly higher current capital expenditures and restructuring costs were more than compensated by lower taxes paid and lower expansion investments.

FINANCIAL ITEMS AND TAXES

Financial items decreased to SEK -386m (-401) compared with the previous quarter. The decrease is primarily attributable to a lower net debt.

The tax expense on current earnings is calculated based on the profit distribution that the Group currently has between countries. The average tax rate for the current year is expected to amount to 25% compared with 24% in the previous year.

FINANCING AND SHAREHOLDERS' EQUITY

Net debt amounted to SEK 38,055m, a decrease of SEK 1,771m since the start of the year. A negative net cash flow of SEK 292m, mainly due to the seasonal increase in working capital, increased net debt. Currency effects, resulting from a strengthening of the Swedish krona, reduced the net debt by SEK 469m. Remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, had a combined positive effect of SEK 1,594m, most of which is attributable to remeasurement of pensions.

The Group's net pension liabilities decreased by SEK 1,862m during the first quarter. The decrease is mainly due to higher discount rates and a good return on plan assets. Equity was positively affected by SEK 1,101[1] after tax

Consolidated shareholders' equity increased during the period by SEK 1,648m to SEK 58,758m. Net profit for the period increased equity by SEK 1,169m. Currency effects, etc., had a negative effect on equity of SEK 706m. Effects of remeasurements according to IAS 19, for pensions, and IAS 39, for financial instruments, had a positive impact of SEK 1,185m after tax. The debt/equity ratio amounted to 0.65 (0.66) and amounted to 0.70 at year-end 2005. The interest coverage multiple amounted to 5.1 (3.6).

PERSONNEL

At the end of the first quarter, the average number of employees was approximately 50,500 compared with approximately 51,000 at the end of the fourth quarter of 2005 and 52,000 at the end of the first quarter of 2005. The decrease is an effect of the ongoing efficiency programme.

EFFICIENCY ENHANCEMENT PROGRAMME

The savings programme announced in August 2005 and which will provide annual savings of SEK 1,550m with full effect in 2008, is proceeding according to plan. Savings for the first quarter amounted to SEK 125m, of which SEK 45m in additional savings in the first quarter of 2006. This is in addition to the earlier programme completed as planned, which provided savings of SEK 1,200m on an annual basis.

[1]) Actuarial gains and losses from pension calculations are recognized directly in equity.

BUSINESS AREAS

PERSONAL CARE

Net sales amounted to SEK 5,348m, an increase of 4% compared with the previous quarter. Currency effects had a negative impact on net sales of 1%. The sales growth is mainly due to increased volumes, to the European retail sector, where a particularly strong increase was noted for baby diapers. Compared with the first quarter of 2005, net sales rose 20%, of which volume growth was 13 percentage points and currency effects 7 percentage points.

Operating profit was SEK 699m, a decrease of 3% compared with the previous quarter. Improved volumes did not fully compensate for increased costs for super absorbents. Marketing costs also rose during the quarter due to extensive product launches. Compared with the first quarter of 2005, operating profit increased by 32%, mainly due to a favourable volume trend which accounted for 46%, and positive currency effects 9%. This was counteracted by higher production costs, 16%, and a negative price trend 7%.

Incontinence products: The favourable sales trend from the fourth quarter continued during the first quarter of 2006. Despite this good volume development, prices are still somewhat under pressure. Against this background, SCA is pushing demands for price compensation in Europe for increased raw material costs. Sales to institutions and nursing homes in Europe developed well. Sales to the European retail sector also continued to develop well, primarily as a result of increased sales of heavy incontinence protection.

In North America, sales to institutions and nursing homes continued to show strong development which is a result of consistent efforts to develop partnerships with the key distributors in the market. Sales to the retail trade developed favourably. Competition in the North American market remained intense, however.

SCA's incontinence operations in Central and South America performed well during the first quarter. Competition in the Australian market intensified, particularly within the grey zone between incontinence protection and feminine hygiene products. However, SCA retained its market shares.

Baby diapers: The sales trend in Europe was good both for SCA's Libero brand and SCA's deliveries to retailers' brands. During the quarter, Libero further strengthened its market leading position in the Nordic region and other key markets for SCA, such as Russia, Hungary and Greece, also developed well. Sales of baby diapers for retailers' brands increased, largely due to new contracts with some of Europe's leading retail chains and through increased growth at strategic customers. Competition and price pressure remain within this segment and SCA is pursuing demands for price increases to compensate for increased raw material costs, among other things.

The positive sales trend in South America continued after the new product launches carried out in 2005. In Malaysia, SCA is driving growth within the baby diaper segment through the launch of Drypantz in 2005, and SCA is now the fastest-growing player within the segment. Volumes are still relatively small, while customer feedback is positive.

Feminine hygiene products: In January and February, SCA launched a new generation of ultra-thin towels in Europe, Secure Fit. The launch, which was very well received by customers and consumers, was backed by powerful marketing campaigns. The result of sales in the first months were positive in all markets. A few more months are required, however, before the launch can be fully evaluated. Sales of feminine hygiene products for retailers' brands developed well in the first quarter, mainly underpinned by strong growth for SCA's key customers. New contracts were also signed with significant European retail chains.

In Central America, sales and profitability improved compared with the previous year. The launch of the new generation Secure Fit enabled price increases and led to improved volumes. In South America; the launch of Secure Fit also contributed to a positive sales and earnings trend.

Sales development in Australia and New Zealand was good with improved margins in the first quarter.

TISSUE

Net sales amounted to SEK 7,962m, a decrease of 2% compared with the previous quarter. Higher prices did not compensate for seasonally lower volumes in the North American operations as well as negative currency effects. Compared with the previous year, net sales rose by 11%, of which currency effects accounted for 7 percentage points.

Operating profit was SEK 300m, a decrease of 21% compared with the previous quarter. Positive price effects of SEK 70m could not compensate for higher energy and raw material costs as well as seasonally lower volumes in the North American operations. Compared with the previous year, operating profit decreased by 21% due to substantially increased energy prices, 40%, and increased raw material costs, 15%. Volume growth had a positive impact on operating profit of 22% and the effects of the savings programme provided 7%. Currency effects had a positive impact on operating profit of 5%.

Consumer tissue: Raw material and energy costs continued to rise during the first quarter and could not be compensated by the price increases totalling SEK 70m implemented by SCA, mostly in key European markets such as the UK, France, Germany and Spain.

Demand for tissue in Europe was good during the first quarter and volume growth increased compared with the previous year. Competition among customers continues and can be seen, among other things, in a continued increase in retailers' brands in relation to branded products. SCA's strategy to develop retailers' brand lies behind the favourable volume trend. A polarization is taking place within retailers' brands towards premium quality on the one hand, and simpler specifications of lower quality on the other hand.

SCA's tissue operations in Mexico developed well in the first quarter compared with the same period last year. Operating profit improved, primarily due to increased prices and an improved product mix. Sales to retailers' brands increased substantially. The tissue operations in South America also had a positive earnings trend, primarily driven by price increases in Colombia and Chile.

Tissue for bulk consumers, AFH: Demand improved compared with the preceding year and SCA experienced favourable growth. Price pressure on simpler products and specifications remains while price increases could be implemented for premium products and concept solutions. The product mix therefore continued to be highly important for continued earnings development.

SCA's operations in the US noted seasonally lower volumes in the first quarter. The sales trend for complete hygiene systems was strong, however, which led to an improved product mix. Additional demand-driven price increases were accepted by customers as of April. Compared with the previous year, volume development was very good which, combined with an improved product and customer mix and high capacity utilization, contributed to a significant improvement in earnings compared with the first quarter of the previous year.

In the Mexican operations, price increases contributed to the improved result. The launch of SCA's global TORK brand was carried out in Mexico in March and is expected to have positive effects on sales.

PACKAGING

Net sales amounted to SEK 8,389m, an increase of 1% compared with the previous quarter. The increase is attributable to higher volumes, the effects of which were partly reduced by negative currency effects. Compared with the previous year, net sales increased by 10%, of which volume growth accounted for 6 percentage points with particularly strong growth within the Asian packaging operations which grew 28%. Exchange rate fluctuations had a positive effect on net sales of 5 percentage points. The price effect was negative, 1%.

Operating profit was SEK 438m, an increase of 5% compared with the previous quarter. Positive volume growth and the effects of efficiency programmes contributed to this increase which was partly counteracted by higher energy costs. Volumes in the Chinese operations were seasonally low due to the Chinese New Year, while the earnings trend was satisfactory. Compared with the previous year, operating profit decreased by 4%. Higher volumes did not compensate for increased energy costs and lower prices.

Several of the European packaging companies announced capacity closures during the first quarter. This resulted in a new confidence in a better market balance and containerboard prices rose in the first quarter. SCA realized price increases during the first quarter totalling EUR 30 per tonne for testliner and kraftliner. These increases were insufficient, however, to meet the rising production costs which are a direct result of energy price development. SCA has announced testliner price increases of EUR 30 per tonne from 1 May and EUR 40 per tonne for kraftliner from 1 June.

Demand for corrugated board was favourable in major markets such as Germany, while the French, Italian and Swedish markets also showed good growth. Price increases have been announced for corrugated board during the second quarter.

Growth in the Russian and east European markets is now between 6 and 7%. In response to this, SCA has decided on investments in additional converting capacity in existing plants. These investments support SCA's strategy to gradually move volumes from base products to more advanced packaging solutions.

Efficiency enhancements in Europe are proceeding according to plan. The paper mill in Djursland, Denmark, was closed in March. In addition to plant closures, administrative functions at the head office in Brussels have also been reviewed.

In the American packaging operations, the temperature-assurance packaging segment continued its positive development, partly as a result of the pharmaceutical industry's development of new, protein-based, temperature-sensitive products. Earnings were slightly lower than in the first quarter of the previous year, since price increases failed to fully compensate for higher energy and raw material costs.

The packaging market in China continues to show strong growth. SCA's operations in China and South-East Asia had a very strong volume increase compared with the first quarter of the previous year, and underlying market growth was strengthened by an improved customer and product mix. Increased raw material costs could be counteracted by savings as well as lower production and purchasing costs.

FOREST PRODUCTS

Publication papers:

Net sales amounted to SEK 2,145m, an increase of 4% compared with the previous quarter. The increase was attributable to price increases and, above all, favourable volume growth. Compared with the previous year, net sales increased by 11%, of which currency effects accounted for 3 percentage points.

Operating profit was SEK 205m, a decrease of 8% compared with the previous quarter. Higher energy costs were partly compensated by higher prices and volumes. Compared with the previous year, operating profit increased by 69%, despite the rising energy prices, due to higher prices, higher volumes and positive currency effects.

Demand for publication papers in Europe was good in the first quarter and the advertising market developed in a positive direction. Prices for publication papers were raised during the first quarter, mainly driven by newsprint. SCA's focus on developing and improving individual paper mills continues

to yield results and production of publication papers reached record levels. Energy costs remained very high during the first quarter.

Demand for LWC was lower than in the fourth quarter, partly due to seasonal variations. Prices remained unchanged. Demand for SC grades was good and despite increased supplies, a minor price increase was accepted. SCA's production and sales were satisfactory during the quarter.

Pulp, Timber and Solid-Wood Products:
Net sales amounted to SEK 2,233m, an increase of 11% compared with the previous quarter. Increased volumes within the pulp business and an improved price situation for solid-wood products contributed to this increase. Compared with the previous year, net sales rose 22%, of which currency effects accounted for 2 percentage points.

Operating profit was SEK 372m, an increase of 12% compared with the previous quarter. Improved prices within the sawmill operations were counteracted by increased energy costs, while strong volumes improved earnings within the pulp operations. Compared with the previous year, operating profit increased by 33% due to higher prices and volumes and positive currency effects.

The pulp market is strong with rising prices. Significant price increases on the spot market indicate that additional list price increases can be expected. The Östrand pulp mill started the year with high and stable production while work on construction of the new recovery boiler is under way. The market for Nordic pine moved from excess supplies to shortages in the previous year. Successive price increases for Nordic pine, combined with high production, provided a very good result. The favourable demand is based on a high level of construction activity in all SCA's main markets, except the UK, while cutbacks in the Finnish and Russian sawmill industries reduced supply due to shortages of raw material. The market scenario for Nordic spruce is more balanced. Prices are rising due to increased raw material costs in central Europe. SCA's earlier cooperation with the sawn timber producer Jämtlamell is now being extended to include coordination of production at one of Jämtlamell's sawmills.

OTHER

This interim report is prepared according to IAS 34 and the Swedish Financial Accounting Standards Council's recommendation RR 31 and, with regard to the Parent Company, RR 32. Applied accounting principles are in accordance with the Annual Report for 2005.

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property that are part of the forestry operations and grants felling rights for standing timber to its subsidiary SCA Skog AB. The Parent Company is in other respects a holding company whose key task is to own and manage shares in a number of business-group companies and exercise Group-wide management and administration. Operating income during the period January – March 2006 amounted to SEK 22m (42) and profit before appropriations and tax was SEK 0m (-263). The Parent Company made no investments in shares and participations during the period. Investments in properties and plant totalled SEK 5m (2). Cash and cash equivalents at the end of the period amounted to SEK 31m (18).

SHARE DISTRIBUTION

31 March 2006	Class A	Class B	Total
Registered number of shares	38,415,135	196,621,563	235,036,698
Of which treasury shares	-	(1,334,741)	(1,334,741)

During the period 30,400 Class A shares were converted to Class B shares. The proportion of Class A shares at the end of the quarter was 16.3%.

Calculated according to IFRS recommendations, the effects of outstanding employee option programmes correspond to a maximum dilution of 0.06%, which is taken into account when calculating earnings per share for the period.

FUTURE REPORTS

In 2006, interim reports will be released on 25 July and 31 October.

Stockholm, 27 April 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström

President and CEO

This report has not been reviewed by the auditors.

Press conference

SCA invites media representatives, analysts and investors to a press conference at Spårvagnshallarna, Birger Jarlsgatan 57 A, Stockholm, at 11.00 CET on 27 April. The presentation will be held in English and web cast. For more information, visit www.sca.com/investors. The presentation can also be followed by telephone, Sweden 08- 505 202 66, UK +44 (0) 207 154 2638 or US +1(0)718 354 1226.

Disclaimer

This report has been prepared in both Swedish and English. In case of variation in the content of the two versions, the Swedish version shall prevail.

For further information, please contact:

Jan Åström, President and CEO. Telephone: +46 8 7885125.
Bodil Eriksson, Senior Vice President, Communications and Investor Relations. Telephone: +46 8 7885234 or +46 70 6296634.
IR: Andreas Koch. Telephone: +46 8 7885130 or +46 70 6660209.

CONSOLIDATED BALANCE SHEET

	31 March 2006		31 December 2005	
	SEKm	EURm[1]	SEKm	EURm[1]
Assets				
Goodwill	19,380	2,062	19,823	2,104
Other intangible assets	2,608	277	2,431	258
Tangible assets	76,809	8,220	77,843	8,261
Shares and participations	572	12	573	61
Financial investments held as fixed assets[2]	2,668	284	2,035	216
Other long-term receivables	1,117	119	1,170	124
Total fixed assets[3]	**103,154**	**10,974**	**103,875**	**11,024**
Operating receivables and inventories	30,141	3,206	29,356	3,116
Short-term financial assets	386	41	237	25
Fixed assets held for sale	110	12	68	7
Liquid funds	1,156	123	1,684	179
Total current assets	**31,793**	**3,382**	**31,345**	**3,327**
Total assets	**134,947**	**14,356**	**135,220**	**14,351**
Shareholders' equity				
Equity, equity holders of the Parent Company	57,986	6,169	56,343	5,980
Minority interests	772	82	767	81
Total shareholders' equity	**58,758**	**6,251**	**57,110**	**6,061**
Liabilities				
Provisions for pensions	3,449	367	4,810	510
Other provisions	12,584	1,338	12,225	1,298
Long-term financial liabilities	24,888	2,648	18,638	1,978
Other long-term liabilities	214	23	208	22
Total long-term liabilities	**41,135**	**4,376**	**35,881**	**3,808**
Short-term financial liabilities [3]	13,762	1,464	20,190	2,143
Operating liabilities	21,292	2,265	22,039	2,339
Other current liabilities	**35,054**	**3,729**	**42,229**	**4,482**
Total liabilities	**76,189**	**8,105**	**78,110**	**8,290**
Total equity and liabilities	**134,947**	**14,356**	**135,220**	**14,351**
Debt/equity ratio	**0.65**		**0.70**	
Visible equity/assets ratio	**44%**		**42%**	

[1] Closing day rate 9.40 (9.42) was applied in translation to EUR.				
[2] Of which pension assets	*971*	*103*	*470*	*50*
[3] Contracted committed credit lines amount to SEK 26,090m.				

	31 March 2006	31 December 2005
Capital employed	96,813	96,936
– of which working capital	10,901	9,573
Net debt	38,055	39,826
Shareholders' equity	58,758	57,110
Of which provisions for restructuring costs		
Other provisions	833	834
Operating liabilities	1,440	1,776

OPERATING CASH FLOW ANALYSIS

1 January–31 March

SEKm	2006	2005
Operating cash surplus	3,381	3,087
Change in working capital	-1,561	-1,266
Current capital expenditures, net	-934	-750
Restructuring costs, etc.	-293	-156
Operating cash flow	**593**	915
Financial items	-386	-343
Income taxes paid	-333	-601
Other	1	3
Cash flow from current operations	**-125**	-26
Acquisitions	-9	-49
Strategic capital expenditures, fixed assets	-208	-601
Strategic structural expenditures	-9	-12
Divestments	0	0
Cash flow before dividend	**-351**	-688
Sale of treasury shares	59	2
Net cash flow	**-292**	-686
Net debt at the start of the period	**-39,826**	-35,823
Net cash flow	-292	-686
Remeasurement to equity	1,594	65
Currency effects	469	-1,154
Net debt at the end of the period	**-38,055**	-37,598
Debt payment capacity	**29%**	20%
Debt/equity ratio	**0.65**	0.66

OPERATING CASH FLOW ANALYSIS, QUARTERLY DATA

	2006	2005			
SEKm	I	IV	III	II	I
Cash operating surplus	3,381	3,446	3,425	3,155	3,087
Change in working capital	-1,561	1,395	284	-175	-1,266
Current capital expenditures, net	-934	-2,161	-785	-1,163	-750
Restructuring costs, etc	-293	-332	-364	-169	-156
Operating cash flow	593	2,348	2,560	1,648	915
Financial items	-386	-401	-393	-358	-343
Income taxes paid	-333	-346	-478	-204	-601
Other	1	30	-16	-2	3
Cash flow from current operations	-125	1,631	1,673	1,084	-26
Acquisitions	-9	-76	-47	-256	-49
Strategic capital expenditures, fixed assets	-208	-633	-379	-473	-601
Strategic structural expenditures	-9	-26	-31	-12	-12
Divestments	0	0	1	0	0
Cash flow before dividend	-351	896	1,217	343	-688
Dividend	-	-2	-21	-2,455	-
Cash flow after dividend	-351	894	1,196	-2,112	-688
Sale of treasury shares	59	7	3	1	2
Net cash flow	-292	901	1,199	-2,111	-686

CASH FLOW STATEMENT

1 January–31 March

SEKm	2006	2005
Operating activities		
Profit after financial items	1,569	894
Adjustment for non-cash items[1]	1,113	1,620
	2,682	2,514
Paid tax	-333	-601
Cash flow from operating activities before changes in working capital	**2,349**	1,913
Cash flow from changes in working capital		
Change in inventories	-343	-460
Change in operating receivables	-851	368
Change in operating liabilities	-367	-1,174
Cash flow from operating activities	**788**	647
Investing activities		
Acquisition of subsidiaries	-9	-49
Sold units	0	0
Acquisition of tangible and intangible fixed assets	-1,225	-1,345
Sale of equipment	83	11
Repayment of loans from external parties	-1,040	-307
Cash flow from investing activities	**-2,191**	-1,690
Financing activities		
Sale of own shares	59	2
Borrowings	832	-
Amortization of debt	0	-572
Cash flow from financing activities	**891**	-570
Cash flow for the period	-507	-1,613
Cash and cash equivalents at the beginning of the year	1,684	3,498
Exchange differences in cash and cash equivalents	-21	56
Cash and cash equivalents at the end of the period	**1,156**	1,941
Reconciliation with operating cash flow analysis		
Cash flow for the period	**-507**	-1,613
Deducted items:		
Repayment of loans from external parties	1,040	307
Borrowings	-832	-
Amortization of debt	-	572
Added items:		
Accrued interest	12	65
Investments through finance leases	-	-17
Net cash flow according to operating cash flow analysis	**-292**	-686

[1] Depreciation and write-downs, fixed assets	*1,571*	*1,550*
Fair value valuation of forest assets	*-86*	*-83*
Unpaid related to efficiency programmes	*-*	*236*
Payments related to efficiency programmes previously recognized as liabilities	*-315*	*-*
Other	*-57*	*-83*
Total	*1,113*	*1,620*

EARNINGS TREND, supplementary disclosures

	2006:1 EURm[3]	2005:1 EURm[2]	2005:4 EURm[1]
Net sales	2,717	2,483	2,661
Operating expenses	-2,340	-2,176	-2,279
Operating surplus	**377**	307	382
Depreciation and write-downs	-168	-171	-170
Share of profits of associated companies	1	1	1
Operating profit	**210**	137	213
Financial items	-41	-38	-42
Profit before tax	**169**	99	171
Tax	-43	-26	-41
Net profit for the period	**126**	73	130

[1] Isolated quarterly amounts have been calculated as the difference between two accumulated results.

[2] Average exchange rate of 9.07 was applied in translation to EUR.

[3] Average exchange rate of 9.35 was applied in translation to EUR

Quarterly data

EARNINGS TREND

SEKm	I	IV	III	II	I
Net sales	25,400	25,141	24,740	23,986	22,518
Operating expenses[1,2]	-21,879	-21,552	-23,809	-20,711	-19,737
Operating surplus	3,521	3,589	931	3,275	2,781
Depreciation and write-downs[3]	-1,571	-1,622	-3,937	-1,564	-1,550
Share of profits of associated companies	5	8	3	8	6
Operating profit	1,955	1,975	-3,003	1,719	1,237
Financial items	-386	-401	-393	-358	-343
Profit/loss before tax	1,569	1,574	-3,396	1,361	894
Tax[4]	-400	-377	985	-355	-232
Net profit/loss for the period	1,169	1,197	-2,411	1,006	662
Earnings per share, SEK					
- before dilution effects	4.96	5.06	-10.32	4.27	2.83
- after dilution effects	4.96	5.06	-10.31	4.27	2.82
Margins (%)					
Gross margin	13.9	14.3	3.8	13.7	12.4
Operating margin	7.7	7.9	-12.1	7.2	5.5
Net financial margin	-1.5	-1.6	-1.6	-1.5	-1.5
Profit margin	6.2	6.3	-13.7	5.7	4.0
Tax and minority	-1.6	-1.5	4.0	-1.5	-1.0
Net margin	4.6	4.8	-9.7	4.2	3.0
[1] Incl. change in the fair value of biological assets	86	41	82	81	82
Specification of items affecting comparability					
[2] **Operating expenses** - Costs related to efficiency programmes	-	-	-2,619	-	-394
[3] **Depreciation and write-downs** - Write-downs in conjunction with efficiency programmes	-	-	-2,321	-	-31
[4] **Income taxes** - Effects of efficiency programmes	-	-	1,273	-	111

PERSONAL CARE

SEKm		2006:1	2005:1	2005:4
Net sales		**5,348**	4,462	5,136
Operating surplus		**950**	748	983
Operating profit		**699**	529	719
Gross margin, %		**17.8**	16.8	19.1
Operating margin, %		**13.1**	11.9	14.0
Volume growth, %	**2.8**[1]	**13.3**[2]	-2.7[1]	0.2[1]

[1] Compared with immediately preceding quarter.
[2] Compared with the same period in the previous year.

TISSUE

SEKm		2006:1	2005:1	2005:4
Net sales		**7,962**	7,144	8,109
Operating surplus		**850**	888	941
Operating profit		**300**	379	379
Gross margin, %		**10.7**	12.4	11.6
Operating margin, %		**3.8**	5.3	4.7
Volume growth, %	**-1.4**[1]	**5.7**[2]	-2.1[1]	0.2[1]

[1] Compared with immediately preceding quarter.
[2] Compared with the same period in the previous year.

PACKAGING

SEKm	2006:1	2005:1	2005:4
Net sales	**8,389**	7,642	8,272
Operating surplus	**854**	898	841
Operating profit	**438**	458	418
Gross margin, %[1]	**10.2**	11.8	10.2
Operating margin, %[1]	**5.2**	6.0	5.1
Production			
Liner products, kt	**644**	666	606
Deliveries			
Liner products, kt	**648**	651	588
Corrugated board, million m^2	**1,096**[2]	1,052[2]	1,076[2]

[1] Adjusted for external trading with liner, margins increased by approximately 2 percentage points.
[2] Volumes do not include volumes from protective packaging and other high-value segments

Od TbJ

FOREST PRODUCTS

SEKm	2006:1	2005:1	2005:4
Net sales	**4,378**	3,762	4,071
Publication papers	2,145	1,932	2,067
Pulp, timber and solid-wood products	2,233	1,830	2,004
Operating surplus	**919**	738	910
Publications papers	426	334	456
Pulp, timber and solid-wood products	493	404	454
Operating profit	**577**	401	553
Publication papers	205	121	222
Pulp, timber and solid-wood products	372	280	331
Gross margin, %	**21.0**	19.6	22.4
Publication papers	19.9	17.3	22.1
Pulp, timber and solid-wood products	22.1	22.1	22.7
Operating margin, %	**13.2**	10.7	13.6
Publication papers	9.6	6.3	10.7
Pulp, timber and solid-wood products	16.7	15.3	16.5
Production			
Publication papers, kt	390	367	381
Solid-wood products, km³	399	372	419
Deliveries			
Publication papers, kt	376	366	370
Solid-wood products, km³	381	369	380

Quarterly data – Business areas

SEKm	2006 I	2005 IV	2005 III	2005 II	2005 I
NET SALES					
Personal Care	5,348	5,136	5,026	4,727	4,462
Tissue	7,962	8,109	7,917	7,531	7,144
Packaging	8,389	8,272	8,351	8,094	7,642
Forest Products	4,378	4,071	3,986	4,116	3,762
Publication papers	2,145	2,067	2,034	1,965	1,932
Pulp, timber and solid-wood products	2,233	2,004	1,952	2,151	1,830
Other	233	301	247	288	232
Intra-group deliveries	-910	-748	-787	-770	-724
Total net sales	25,400	25,141	24,740	23,986	22,518
OPERATING SURPLUS					
Personal Care	950	983	889	809	748
Tissue	850	941	999	892	888
Packaging	854	841	900	919	898
Forest Products	919	910	853	758	738
Publication papers	426	456	420	330	334
Pulp, timber and solid-wood products	493	454	433	428	404
Other	-52	-86	-2,710	-103	-491
Total operating surplus	3,521	3,589	931	3,275	2,781
OPERATING PROFIT					
Personal Care	699	719	655	571	529
Tissue	300	379	428	391	379
Packaging	438	418	444	455	458
Forest Products	577	553	516	416	401
Publication papers	205	222	206	113	121
Pulp, timber and solid-wood products	372	331	310	303	280
Other	-59	-94	-5,046	-114	-530
Total operating profit	1,955	1,975	-3,003	1,719	1,237

%					
GROSS MARGINS					
Personal Care	17.8	19.1	17.7	17.1	16.8
Tissue	10.7	11.6	12.6	11.8	12.4
Packaging	10.2	10.2	10.8	11.4	11.8
Forest Products	21.0	22.4	21.4	18.4	19.6
Publication papers	19.9	22.1	20.6	16.8	17.3
Pulp, timber and solid-wood products	22.1	22.7	22.2	19.9	22.1
OPERATING MARGINS					
Personal Care	13.1	14.0	13.0	12.1	11.9
Tissue	3.8	4.7	5.4	5.2	5.3
Packaging	5.2	5.1	5.3	5.6	6.0
Forest Products	13.2	13.6	12.9	10.1	10.7
Publication papers	9.6	10.7	10.1	5.8	6.3
Pulp, timber and solid-wood products	16.7	16.5	15.9	14.1	15.3

CONSOLIDATED INCOME STATEMENT

SEKm	2006:1	2005:1	2005:4
Net sales	25,400	22,518	25,141
Other income	679	264	648
Change in fair value of biological assets	86	83	41
Change in inventories of finished goods and work in progress	185	71	-108
Work performed and capitalized	48	60	-23
Raw materials and consumables[1]	-9,213	-8,025	-8,974
Personnel costs[1]	-5,015	-5,194	-5,139
Other operating expenses[1]	-8,649	-6,996	-8,001
Depreciation	-1,569	-1,519	-1,610
Write-downs [2]	-2	-31	-8
Share of profits of associated companies	5	6	8
Operating profit	1,955	1,237	1,975
Financial items	-386	-343	-401
Profit before tax	1,569	894	1,574
Tax[3]	-400	-232	-377
Net profit for the period	1,169	662	1,197
Earnings attributable to:			
Equity holders of the Parent Company	1,159	658	1,182
Minority interests	10	4	15
Earnings per share, SEK			
- before dilution effects	4.96	2.83	5.06
- after dilution effects	4.96	2.82	5.06
Return on equity	8%	5%	9%
Return on capital employed	8%	5%	8%
Margins (%)			
Gross margin	13.9	12.4	14.3
Operating margin	7.7	5.5	7.9
Net financial margin	-1.5	-1.5	-1.6
Profit margin	6.2	4.0	6.3
Tax	-1.6	-1.0	-1.5
Net margin	4.6	3.0	4.8
Calculation of earnings per share			
Earnings attributable to equity holders of the Parent Company	1,159.0	658.0	1,182.0
Average number of shares before dilution, millions	233.5	233.4	233.4
Warrants	0.2	0.1	0.1
Average number of shares after dilution	233.7	233.5	233.5
Specification of items affecting comparability			
[1] **Operating expenses**			
- Costs related to efficiency programmes:			
Personnel costs	-	-394	-
[2] **Write-downs**			
- Write-downs in conjunction with efficiency programmes	-	-31	-
[3] **Taxes**			
- Effects of efficiency programmes	-	111	-

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

SEKm

	January-March	
	2006	**2005**
Actuarial gains and losses related to pensions, incl. payroll tax	1,585	81
Available-for-sale financial assets:		
- Gains from fair value measurement taken to equity	84	-16
Cash flow hedges:		
- Gains from remeasurement of derivatives taken to equity	19	19
- Transfer to profit or loss for the period	-15	-
- Transfer to cost of hedged investments	-1	-
Translation difference in foreign operations	-859	1,137
Gains from hedging of net investments in foreign operations	90	143
Tax on items taken to/transferred from equity	-487	-5
Total transactions taken to equity	416	1,359
Net profit for the period recognized in the income statement	1,169	662
Total income and expenses recognized for the period	**1,585**	2,021
Attributable to:		
- Equity holders of the Parent Company	*1,580*	*2,000*
- Minority interests	*5*	*21*
	1,585	*2,021*
Other changes in equity		
- sale of treasury shares, etc.	*59*	*2*
- transition to IAS 32 and IAS 39 as of 1 January 2005	*-*	*95*
- remeasurement owned portion at successive acquisitions, within window period	*4*	*-*

FIVE-YEAR SUMMARY

	IFRS		Swedish accounting standards		
Full year	2005	2004	2003	2002	2001
Profit before tax, SEKm	433	6,585	6,967	8,078	8,090
Earnings per share, SEK	1.84	22.11	21.84	24.54	24.05
Earnings per share, before goodwill amortization, SEK	1.84	22,11	26,51	29,15	28,40
Debt/equity ratio, multiple	0.70	0.63	0.44	0.49	0.51
Return on capital employed, %	2	9	11	13	14
Return on equity, %	1	10	10	12	13

[1] *Adjusted historically to reflect new issues.*